EXHIBIT 21.3

BCIC Senior Loan Partners, LLC and Subsidiaries

(a Delaware Limited Liability Company)

Consolidated Financial Statements for the year ended December 31, 2019 and Independent Auditors’ Report

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

Board of Directors

Eric West

Peter Everson

Jason Mehring

Nik Singhal

Investment Committee
Alain Fournier

Jason Mehring

Administrator
BlackRock Capital Investment Corporation

40 East 52nd Street, 21st Floor

New York, NY  10022

Administrative Agent

Morgan Stanley Senior Funding, Inc.

Collateral Agent

The Bank of New York Mellon Trust Company, N.A.

601 Travis Street, 16th Floor

Houston, TX  77002

Independent Auditors
Deloitte & Touche LLP

30 Rockefeller Plaza

New York, NY  10112

Legal Counsel
Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC  20001-3980

This report is for the members’ information only. Additional information regarding the Company may be obtained from the Administrator at the address or telephone number provided below:

BlackRock Capital Investment Corporation

40 East 52nd Street, 21st Floor

New York, NY 10022

Telephone: (212) 810-5800

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

Deloitte & Touche LLP 30 Rockefeller Plaza New York, NY 10122 USA Tel: +1 212 492 4000 Fax: +1 212 489 1687 www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
BCIC Senior Loan Partners, LLC:

We have audited the accompanying consolidated financial statements of BCIC Senior Loan Partners, LLC and Subsidiaries (the "Company"), which comprise the consolidated statement of assets, liabilities and members’ capital, including the consolidated schedule of investments, as of December 31, 2019, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BCIC Senior Loan Partners, LLC and Subsidiaries as of December 31, 2019, and the results of their operations, changes in their members’ capital, and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 28, 2020

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

CONSOLIDATED STATEMENT OF ASSETS, LIABILITIES AND MEMBERS’ CAPITAL
DECEMBER 31, 2019

ASSETS
Investments, at fair value (cost of $267,274,735)	$259,462,901
Cash and cash equivalents	61,586,220
Interest receivable	1,435,297
Prepaid expenses and other assets	2,610,446
Total assets	$325,094,864

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES
Debt	$217,504,560
Distribution payable	2,596,676
Interest payable and commitment fees payable	763,907
Professional fees payable	284,311
Administration fees payable	37,062
Other accrued expenses and payables	58,535
Total liabilities	221,245,051

Commitments and Contingencies (See Note 6)

MEMBERS' CAPITAL
Members' capital	103,849,813
Total liabilities and Members' capital	$325,094,864

See accompanying notes to consolidated financial statements.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

CONSOLIDATED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2019

Portfolio Company	Industry(4)	Interest Rate(1)	Maturity	Principal Amount	Cost	Fair Value(2)
Achilles Acquisition LLC, First Lien Term Loan	Insurance	5.81% (L + 400)	10/13/2025	$11,910,000	$11,885,022	$11,999,325
AP Exhaust Acquisition, LLC, First Lien Term Loan	Auto Components	6.90% (L + 500,1.00% Floor)	5/10/2024	11,359,445	11,218,653	5,566,128
AP Plastics Group, LLC, First Lien Term Loan	Chemicals	6.94% (L + 525,1.00% Floor)	8/1/2022	9,455,153	9,414,046	9,455,153
BARBRI, Inc., First Lien Term Loan	Diversified Consumer Services	6.46% (L + 425,1.00% Floor)	12/1/2023	11,148,649	11,112,706	11,148,649
Crown Paper Group Inc., First Lien Term Loan	Paper & Forest Products	6.55% (L + 475,1.00% Floor)	4/3/2024	19,871,048	19,720,639	19,523,305
Dunn Paper, Inc., First Lien Term Loan	Paper & Forest Products	6.55% (L + 475,1.00% Floor)	8/26/2022	6,989,180	6,953,679	6,762,032
Edgewood Partners Holdings Inc., First Lien Term Loan	Insurance	6.05% (L + 425,1.00% Floor)	9/8/2024	14,712,281	14,698,181	14,565,158
ENC Holding Corporation, First Lien Term Loan	Road & Rail	5.94% (L + 400,1.00% Floor)	5/30/2025	9,858,571	9,839,136	9,587,461
Golden West Packaging Group, LLC, First Lien Term Loan	Containers & Packaging	7.55% (L + 575,1.00% Floor)	6/20/2023	17,674,047	17,618,150	17,563,585
KC Culinarte Intermediate, LLC, First Lien Term Loan	Food Products	5.56% (L + 375,1.00% Floor)	8/22/2025	14,812,500	14,751,121	14,534,766
MHE Intermediate Holdings LLC, Delayed Draw Term Loan	Trading Companies & Distributors	6.95% (L + 500,1.00% Floor)	3/8/2024	1,819,003	1,813,533	1,819,003
MHE Intermediate Holdings LLC, First Lien Term Loan	Trading Companies & Distributors	6.94% (L + 500,1.00% Floor)	3/8/2024	10,115,594	10,053,394	10,115,594
MSHC, Inc. (Service Logic), First Lien Term Loan	Construction & Engineering	6.05% (L + 425,1.00% Floor)	12/31/2024	23,170,708	23,085,701	23,054,854
National Spine and Pain Centers, LLC, First Lien Term Loan	Health Care Providers & Services	6.30% (L + 450,1.00% Floor)	6/2/2024	9,750,000	9,718,548	9,189,375
NGS US FINCO, LLC, First Lien Term Loan	Gas Utilities	6.05% (L + 425,1.00% Floor)	10/1/2025	9,900,000	9,858,632	9,875,250
On Location Events, LLC, First Lien Term Loan	Leisure Products	6.98% (L + 500,1.00% Floor)	9/29/2021	19,361,455	19,248,305	19,361,455
Premise Health Holding Corp., Delayed Draw Term Loan(3)	Health Care Providers & Services	5.44% (L + 350)	7/10/2025	-	(1,216)	(8,615)
Premise Health Holding Corp., First Lien Term Loan	Health Care Providers & Services	5.44% (L + 350)	7/10/2025	7,145,451	7,115,692	7,038,269

See accompanying notes to consolidated financial statements.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

CONSOLIDATED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2019

Portfolio Company	Industry(4)	Interest Rate(1)	Maturity	Principal Amount	Cost	Fair Value(2)
Pretium Packaging, LLC, First Lien Term Loan	Containers & Packaging	6.91% (L + 500,1.00% Floor)	11/14/2023	$14,737,501	$14,655,963	$14,590,126
Protective Industrial Products, Inc., Delayed Draw Term Loan	Commercial Services & Supplies	6.26% (L + 450,1.00% Floor)	1/31/2024	2,602,174	2,579,253	2,576,152
Protective Industrial Products, Inc., First Lien Term Loan	Commercial Services & Supplies	6.30% (L + 450,1.00% Floor)	1/31/2024	13,299,470	13,234,305	13,166,475
PVHC Holding Corp., Delayed Draw Term Loan(3)	Containers & Packaging	6.69% (L + 475)	8/2/2024	-	(6,544)	(102,750)
PVHC Holding Corp., First Lien Term Loan	Containers & Packaging	6.69% (L + 475)	8/2/2024	10,497,125	10,454,628	9,709,841
Q Holding Company, First Lien Term Loan	Chemicals	6.80% (L + 500,1.00% Floor)	12/31/2023	9,695,802	9,651,759	9,695,802
Research Now Group, LLC, First Lien Term Loan	IT Services	7.41% (L + 550,1.00% Floor)	12/20/2024	4,464,896	4,422,131	4,458,198
TLE Holdings, LLC, Delayed Draw Term Loan	Professional Services	7.70% (L + 550,1.00% Floor)	6/28/2024	277,930	270,271	277,930
TLE Holdings, LLC, First Lien Term Loan	Professional Services	7.30% (L + 550,1.00% Floor)	6/28/2024	3,940,380	3,909,047	3,940,380
Total					$267,274,735	$259,462,901

(1) 100% of the senior secured loans in the Company’s portfolio bear interest at a floating rate that may be determined by reference to the London Interbank Offered Rate (LIBOR), “L”, or other base rate (commonly the Federal Funds Rate or the Prime Rate), at the borrower’s option. In addition, 89.0% of the total fair value of such senior secured loans have floors of at least 1.00%. The borrower under a senior secured loan generally has the option to select from interest reset periods of one, two, three or six months and may alter that selection at the end of any reset period. The stated interest rate represents the weighted average interest rate at December 31, 2019 of all contracts within the specified loan facility.

(2) Fair value is determined by or under the direction of the Company’s Board of Directors.

(3) Negative balances represent unfunded commitments that were acquired and/or valued at a discount.

(4) At December 31, 2019, Senior Loan Partners uses Global Industry Classification Standard (“GICS”) codes to identify the industry groupings.

See accompanying notes to consolidated financial statements.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

INVESTMENT INCOME
Interest income	$24,129,151
Fee income	474,256
Other Income	2,096
Total investment income	24,605,503

EXPENSES
Interest and credit facility fees	11,015,180
Professional fees	289,074
Administration fees	185,830
Valuation expenses	130,230
Other expenses	189,183
Total expenses	11,809,497
Net investment income	12,796,006

REALIZED/UNREALIZED GAIN (LOSS)
Net realized gain (loss) on investments	(638,383)
Net change in unrealized gain (loss) on investments	(6,294,267)
Total realized/unrealized gain (Loss)	(6,932,650)

NET INCREASE (DECREASE) IN MEMBERS' CAPITAL RESULTING FROM OPERATIONS	$5,863,356

See accompanying notes to consolidated financial statements.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

	Member 1*	Member 2*	Total

MEMBERS' CAPITAL, DECEMBER 31, 2018	$94,164,801	$16,617,316	$110,782,117
Distributions	(10,876,314)	(1,919,346)	(12,795,660)
Increase in Members' capital resulting from capital transactions	83,288,487	14,697,970	97,986,457

Net increase (decrease) in Members' capital resulting from operations:
Net investment income	10,876,605	1,919,401	12,796,006
Net change in realized and unrealized gain (loss) on investments	(5,892,751)	(1,039,899)	(6,932,650)
Net increase in Members' capital resulting from operations	4,983,854	879,502	5,863,356

MEMBERS' CAPITAL, December 31, 2019	$88,272,341	$15,577,472	$103,849,813

Unfunded capital commitments, end of year	$17,000,000	$3,000,000	$20,000,000

*Refer to Note 1 for further information on Member 1 and Member 2.

See accompanying notes to consolidated financial statements.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:
Net increase (decrease) in members' capital resulting from operations	$5,863,356

Adjustments to reconcile net increase (decrease) in members' capital resulting from operations to net cash provided by operating activities:
Net amortization of original issue discount	(874,195)
Net change in unrealized (appreciation) depreciation on investments	6,294,267
Amortization of debt issuance costs	674,723
Net realized (gain) loss on investments	638,383
Changes in operating assets and liabilities:
Purchases of investments	(19,193,526)
Proceeds from disposition of investments	93,580,234
(Increase) decrease in interest receivable	(567,267)
(Increase) decrease in prepaid expenses and other assets	(427,258)
Increase (decrease) in interest payable and commitment fees payable	(169,949)
Increase (decrease) in professional fees payable	(47,575)
Increase (decrease) in administration fees payable	(5,077)
Increase (decrease) in other accrued expenses and payables	(16,201)
Net cash provided by (used in) operating activities	85,749,915

Cash Flows from Financing Activities:
Distributions, net of change in distributions payable	(10,459,034)
Proceeds from credit facility	6,454,914
Repayments of credit facility	(34,500,000)
Net cash provided by (used in) financing activities	(38,504,120)

Net increase (decrease) in cash and cash equivalents	47,245,795
Cash and cash equivalents, beginning of period	14,340,425
Cash and cash equivalents, end of period	$61,586,220

Supplemental disclosure of cash flow information and non-cash activities:
Cash paid during period for interest	$10,415,820
Cash paid during period for tax	$10,206

See accompanying notes to consolidated financial statements.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1.	ORGANIZATION

BCIC Senior Loan Partners, LLC and Subsidiaries (the “Company”), a Delaware limited liability company, was organized under the laws of the State of Delaware on April 28, 2016 and commenced operations on June 23, 2016 (the “Initial Closing Date”). BlackRock Capital Investment Corporation (“Member 1”) and Windward Investments LLC (“Member 2”) together, (the “Members”) have appointed the Board of Directors (the “Board”) to oversee the business and affairs of the Company. The Board is comprised of four members, two of whom were selected by Member 1 and two of whom were selected by Member 2. All portfolio and other material decisions regarding the Company must be submitted to the Board for approval. The Members shall not manage or control the business or affairs of the Company, except for situations in which the approval of all or certain Members is required by the Limited Liability Company agreement (“LLCA”) or by non-waivable provisions of applicable law.

The Company’s investment objective is to make loans to and other investments in third-party portfolio companies, including any issuer of any equity securities, equity-related securities or obligations, debt instruments or debt-related securities, or obligations (including senior debt instruments, senior loans, senior debt securities, and any notes or other evidences of indebtedness, preferred equity, warrants, options, subordinated debt, mezzanine securities, or similar securities or instruments).

The Company shall continue without dissolution until all investments are liquidated by the Company, or until the occurrence of an event of dissolution, as set forth in the LLCA. Capitalized terms used throughout the notes without definition have the same meanings as set forth in the LLCA.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company’s consolidated financial statements are expressed in United States (“U.S.”) Dollars and are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification 946, Financial Services-Investment Company (“ASC 946”).

U.S. GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and the reported amounts of increases and decreases in Members’ capital from operations during the reporting period. Actual results could differ from those estimates and such differences could be material.

Basis of Consolidation – The accompanying consolidated financial statements include the accounts of BCIC Senior Loan Partners, LLC, as well as the accounts of its wholly-owned subsidiaries, BCIC Senior Loan Funding II, LLC and BCIC Senior Loan Funding, LLC (the “Subsidiaries”), bankruptcy remote, special purpose Delaware limited liability companies. All intercompany balances and transactions have been eliminated in consolidation.

Valuation – U.S. GAAP defines fair value as the price the Company would receive upon selling an asset or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment.  The Company determines the fair value of its investments at market value using market quotations, if available, or a pricing service under the policies approved by the Company’s Board of Directors.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Until the end of the second calendar quarter following its acquisition, each unquoted investment in a new portfolio company generally is held at amortized cost, which the Board believes approximates fair value under the circumstances. Investments for which market quotations are readily available are generally valued using the last available bid price or current market quotations provided by an independent pricing service or one or more broker-dealers or market makers, unless they are deemed not to represent fair value. Investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued at fair value as determined by an independent valuation firm conducting an initial independent appraisal of the investment.

Because the Company expects that there will not be a readily available market for some of its investments, the Company expects to value some of its portfolio investments at fair value as determined in good faith by or under the direction of the Board of Directors using a consistently applied valuation process in accordance with a documented valuation policy that has been reviewed and approved by the Board of Directors. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that the Company may ultimately realize.

With respect to the Company’s investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value, the Board of Directors has approved a multi-step valuation process applied each quarter, as described below:

(i)	The quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals responsible for the portfolio investment;
(ii)

The investment professionals provide recent portfolio company financial statements and other reporting materials to independent valuation firms engaged by the Board of Directors, such firms conduct independent appraisals each quarter and their preliminary valuation conclusions are documented and discussed with the Board; and

(iii)	The Board reviews and discusses valuations and determines the fair value of each investment in the portfolio in good faith based on the input of the respective independent valuation firm.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued utilizing a market approach, an income approach, or both approaches, as appropriate. A market approach generally consists of using comparable market transactions.  The income approach generally is used to discount projected future cash flows to present value. In following these approaches, the types of factors that the Company may take into account in determining the fair value of its investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, (e.g. non-performance risk), its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the Company’s principal market (as the reporting entity) and enterprise values.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Fair Value Measurements and Disclosures – Accounting Standard Codification 820, Fair Value Measurement (“ASC 820”), defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. ASC 820-10 emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. These inputs to valuation techniques are categorized into a fair value hierarchy consisting of three broad levels for annual financial statement purposes as follows:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities as of the reporting date that the Company has the ability to access.
•	Level 2 – Valuations based on unadjusted quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs into the determination of fair value may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Changes in valuation techniques may result in transfers into or out of an assigned level within the disclosure hierarchy. In accordance with the Company’s policy, transfers between different levels of the fair value disclosure hierarchy, to the extent they exist, are deemed to have occurred as of the beginning of the reporting period. The categorization of a value determined for each investment is based on the pricing transparency of the investment and is not necessarily an indication of liquidity or the risks associated with investing in those securities.

The carrying values of cash and cash equivalents, receivables, other assets, accounts payable and accrued expenses approximate fair value as of December 31, 2019 due to their short maturities. The fair value of the Company’s debt is derived by transaction price in markets that are deemed not active or for which all significant inputs are observable and would be classified as Level 2 with respect to the fair value hierarchy. The carrying and fair values of the Company’s outstanding debt as of December 31, 2019 are $217.5 million.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

The following tables summarize the Company’s investments categorized in the fair value hierarchy in accordance with ASC 820-10 for the year ended December 31, 2019:

	Fair Value at December 31, 2019	Price Quotations (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Senior secured loans	$259,462,901	$-	$38,021,944	$221,440,957
Total Investments	$259,462,901	$-	$38,021,944	$221,440,957
Cash and cash equivalents	$61,586,220	$61,586,220	$-	$-
Total	$321,049,121	$61,586,220	$38,021,944	$221,440,957

The significant unobservable inputs used in the market approach of fair value measurement of the Company’s investments are the market multiples of earnings before interest, tax, depreciation and amortization (“EBITDA”) of the comparable guideline public companies. The independent valuation firms select a population of public companies for each investment with similar operations and attributes of the subject company. Using these guideline public companies’ data, a range of multiples of enterprise value to EBITDA is calculated. The independent valuation firms select multiples for the subject company based on the range of guideline company multiples for purposes of determining the subject company’s estimated enterprise value based on said multiple and generally the latest twelve months EBITDA of the subject company (or other meaningful measure). Significant increases or decreases in the multiple will result in an increase or decrease in enterprise value, resulting in an increase or decrease in the fair value estimate of the investment.

The significant unobservable input used in the income approach of fair value measurement of the Company’s investments is the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. Significant increases or decreases in the discount rate would result in a decrease or increase in the fair value measurement. Included in the consideration and selection of discount rates or market yields are the following factors: risk of default, rating of the investment and comparable company investments, and call provisions.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of the Company’s Level 3 investments for the year ended December 31, 2019. The table does not include Level 3 investments with fair values derived utilizing transaction prices from recent prior transactions or third-party pricing information without adjustment for which such inputs are unobservable.

	Low	High	Weighted Average
Senior secured loans:
Market Yields	6.63%	7.61%	7.03%
EBITDA Multiples	6.00x	7.00x	6.50x
Indicative Bid Quotes	1	1	1

Unobservable inputs are weighted based on the value of the investments included in the range.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

The following table is a reconciliation for the year ended December 31, 2019 of investments for which Level 3 inputs were used in determining fair value:

Senior Secured Loans
Beginning balance, December 31, 2018:	$295,969,196
Net realized and unrealized gains (losses)	(6,810,748)
Acquisitions	14,664,021
Amortization of Premium / Discount	845,568
Dispositions	(83,586,020)
Transfers into Level 3*	19,493,176
Transfers out of Level 3*	(19,134,236)
Ending balance, December 31, 2019:	$221,440,957

*  There were two investments which transferred into Level 3 during the year, and two investments which transferred out of Level 3 during the year. All transfers were assumed to take place at the beginning of the period, for the purposes of the above reconciliation.

All realized gains (losses), if any, and unrealized gains (losses) are included in changes in Members’ capital and are reported as separate line items within the Company’s Consolidated Statement of Operations. Net change in unrealized gain (loss) of Level 3 assets that were still held by the Company at December 31, 2019 was ($6,202,578).

Investment Transactions, Investment Income and Expenses - Security transactions are accounted for on the trade date unless there are substantial conditions to the purchase. Realized gain (loss) are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized. Realized gains or losses on the disposition of investments are calculated using the specific identification method.

Cash and cash equivalents – During the year ended December 31, 2019, the Company may hold cash and cash equivalents, which could include cash maintained in one or more bank deposit accounts, short-term investment funds and/or short-term debt investments with maturities of 90 days or less (when acquired). Short-term investment funds are valued at their reported net asset value, and short-term debt investments are valued at amortized cost. The Company may maintain cash in one or more bank deposit accounts that, at times, may exceed federally insured limits or may not be insured by the FDIC.

Revenue recognition - The Company adopted ASU 2014-09, Revenue from Contracts with Customers, effective on January 1, 2019 using the modified retrospective method. Substantially all revenue streams are excluded from the scope of the new standard and the adoption of the standard had no material impact on the Company’s consolidated financial statements. Interest income is recorded on an accrual basis and includes amortization of premiums and accretion of discounts. Discounts and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security. Discounts and premiums are determined based on the cash flows expected to be received for a particular investment upon maturity.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Fee income, such as structuring fees, origination, closing, commitment and other upfront fees are generally non-recurring and are recognized as revenue when earned. In instances where the Company does not perform significant services in connection with the related investment, fees paid to the Company may be deferred and amortized over the estimated life of the investment. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment and other upfront fees are recorded as income.

Income Taxes – ASC 740-10, Income Taxes (“ASC 740-10”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold an uncertain tax position is required to meet before tax implications associated with such uncertain tax position are recognized in the consolidated financial statements. The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax impact to be recognized is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce members’ capital. No income tax liability for uncertain tax positions has been recorded in these consolidated financial statements.

The Company files U.S. federal and may file various state and local tax returns. No income tax returns are currently under examination. The statute of limitations on the Company’s U.S. federal tax returns remains open for each of the four years ended December 31, 2019. The statutes of limitations on the Company’s state and local tax returns may remain open for an additional year depending upon the jurisdiction.

The Company is not a taxable entity for U.S. federal, state and local income tax purposes. Such taxes are liabilities of the individual Members and the amounts thereof will vary depending on the individual situation of each Member. Accordingly, there is no provision for income taxes in these consolidated financial statements.

Debt Issuance Costs – Debt issuance costs are amortized over the term of the related debt using the straight line method, which approximates the effective interest rate method.

Recently Issued Accounting Pronouncements – In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Leases (Topic 840). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. The guidance requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The amendments in ASU No. 2016-02 are effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the effect on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The updated guidance modifies the disclosure requirements on fair value measurements by (1) removing certain disclosure requirements including policies related to valuation processes and the timing of transfers between levels 1 and 2 of the fair value hierarchy, (2) amending disclosure requirements related to measurement uncertainty from the use of significant unobservable inputs, and (3) adding certain new disclosure requirements including changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019, including interim periods therein, with early adoption permitted. The Company is currently evaluating the effect on its consolidated financial statements and related disclosures.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

3.	BORROWINGS

On June 24, 2016, Senior Loan Partners, LP (“Senior Loan Partners”) as Seller and Collateral Manager, and BCIC Senior Loan Funding, LLC (“Senior Loan Funding”), a newly formed Delaware limited liability company consolidated by Senior Loan Partners, as Borrower, entered into a $200.0 million Loan and Security Agreement (the “LSA” or the “Senior Facility”) with Citibank, N.A. (“Citi”) acting as Administrative Agent and The Bank of New York Mellon Trust Company (“BoNY”) as Collateral Agent. On July 27, 2018, the Senior Facility was fully prepaid, prior to its June 24, 2021 maturity date, with proceeds under the New Senior Facility, as defined below.

On July 13, 2018, Senior Loan Partners as Transferor and Servicer, and BCIC Senior Loan Funding II, LLC (“Senior Loan Funding II”), a newly formed Delaware limited liability company consolidated by Senior Loan Partners, as Borrower, entered into a $270.0 million Loan and Servicing Agreement (the “New LSA” or the “New Senior Facility”) with Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) acting as Administrative Agent and BoNY acting as Collateral Agent. The New Senior Facility is scheduled to mature on July 13, 2023. Senior Loan Partners and Senior Loan Funding II, as applicable, have made certain customary representations and warranties, and are required to comply with various covenants, including collateral maintenance, reporting requirements, usual and customary events of default and other customary requirements for similar facilities. Senior Loan Partners and Senior Loan Funding II were not in default with any covenants or requirements thereunder as of December 31, 2019. The New LSA is subject to a non-usage fee of 0.25%. Each commitment extended under the New LSA bears an interest rate per annum generally equal to London Interbank Offered Rate (“LIBOR”) plus an applicable spread of 1.75% to 2.25%, payable monthly.

For the year ended December 31, 2019, the Company incurred interest and credit facility fees of $11,015,180 (including amortization of debt issuance cost of $674,723 and non-usage fees of $100,434). The Company had outstanding advances of $217,504,560 as of December 31, 2019. The Company’s average outstanding debt balance and maximum amount borrowed under the new LSA during the year ended December 31, 2019 were $230,376,669 and $252,004,561 respectively. The unfunded commitment on the loan is $52,495,440 as of December 31, 2019. At December 31, 2019, the Company was in compliance with all covenants required under the New Credit Facility.

4.	RELATED PARTY TRANSACTIONS

BlackRock Advisors, LLC, the prior external investment adviser to Member 1, is a wholly owned indirect subsidiary of BlackRock, Inc. (“BlackRock”). On January 16, 2018, Member 1 announced that its external investment adviser, Blackrock Advisors, LLC, assigned its management agreement, dated March 6, 2015, to a wholly owned subsidiary, BlackRock Capital Investment Advisors, LLC ("BCIA") pursuant to Rule 2a-6 of the 1940 Act. Accordingly, BCIA is now Member 1’s investment adviser.

The Company has entered into an Administration Agreement (the “Administration Agreement”) with Member 1 (the “Administrator”) under which the Administrator shall perform or oversee, or arrange for, the performance of the administrative services necessary for the operation of the Company. In consideration for these services, the Company shall reimburse the Administrator for the costs and expenses incurred in performing its obligations and providing personnel and facilities, including the costs and expenses charged by any sub-administrator that may be retained by the Administrator to provide services to the Company or on the Administrator’s behalf. The Company shall not reimburse the Administrator for any costs in excess of those that would be charged by a third party providing similar services negotiated at arm’s length. For the year ended December 31, 2019, the Company incurred $185,830 for such administrative expenses under the Administration Agreement, of which $37,062 remains payable to the Administrator as of December 31, 2019. From time to time, Member 1’s investment advisor or its affiliates may pay third party providers for goods and services utilized by the Company, for which the Company will subsequently reimburse. Reimbursements for such purposes during the year ended December 31, 2019 were $23,002.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

5.	CAPITAL TRANSACTIONS

Capital Commitments - Under the terms of the LLCA, the Company admitted the Members on the Initial Closing Date and the Members have committed to provide an aggregate $100.0 million of capital contributions, to be made pro rata based on their respective capital commitments. On April 16, 2018, the Members increased their pro-rata capital commitments to a combined total of $133.3 million, with Member 1 committed to $113.3 million and Member 2 committed to $20.0 million. As of December 31, 2019, the Company had called and received 85.00% of capital commitments in cash contributions from the Members, of which Member 1 has funded $96.3 million and Member 2 has funded $17.0 million.

A Member, in its discretion and in addition to its own capital contribution, may make loans (“Temporary Advances”) to temporarily fund the Company or people or entities in which the Company has already invested until capital contributions (“Delayed Contributions”) are made by the Members (each, a “Delayed Member”) who have not yet made capital contributions. Any Temporary Advances shall be repaid from the Delayed Members’ capital contributions (including from any Delayed Contributions), with any unreturned Temporary Advances and any Temporary Advance Fees paid. Upon the failure of any Member (a “Defaulting Member”) to pay in full any portion of the Member’s capital commitment within ten days after written notice from the other Member that the payment is overdue, the other Member, in its sole discretion, shall have the right to pursue remedies on behalf of the Company as described in the LLCA.

Distributions – Income, expense, gain and loss will generally be allocated pro rata to the capital accounts of the Members based on the ratio of each Member’s capital account balance to the aggregate capital account balances of all of the Members and in a manner such that the capital account of each Member is equal to the amount that would be distributed to each Member if the Company were to liquidate.

To the extent of available cash and cash equivalents after payment of expenses, the Company shall make distributions quarterly in the amounts as determined by the Board, shared among the Members as follows:

(i)

First, to pay any outstanding Temporary Advances and Temporary Advance Fees; provided, that Temporary Advance Fees relating to an Investment only be paid after and to the extent the Company actually received interest payments relating to such investment;

(ii)

Second, to each Member, 50% of the loan origination and structuring fees earned by the Company with respect to the loans originated for the Company by such Member that has not previously been distributed; and

(iii)	Third, to the Members, pro rata in accordance with their capital contributions.

At any time prior to the second anniversary of the Initial Closing Date, proceeds received by the Company that are distributed to the Members may be added back to the unfunded capital commitments of the Members and may be recalled by the Company as set forth in the LLCA, or alternatively upon Board Approval, in lieu of distributing proceeds, the Company may elect to retain and reinvest such proceeds in investments.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

For the year ended December 31, 2019, the Company made cash distributions to Member 1 for $8.9 million and Member 2 for $1.6 million. Additionally, as of December 31, 2019, the Company has accrued for distributions payable to Member 1 for $2.2 million and Member 2 for $0.4 million which is recorded as a liability in the Company’s Consolidated Statement of Assets, Liabilities and Members’ Capital for the period then ended.

Except as otherwise specifically provided in the LLCA, no Member shall be entitled to withdraw any part of its capital contributions or capital account balance. During the year ended December 31, 2019, there were no withdrawals made by the Members from the Company.

6.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may provide a commitment to a portfolio company for an investment in an existing or new security. As of December 31, 2019, the Company was obligated to existing portfolio companies for unfunded commitments of $2.7 million.  The aggregate fair value of unfunded commitments at December 31, 2019 was $2.6 million. The Company maintains sufficient cash on hand and available borrowings to fund such unfunded commitments should the need arise.

7.	RISK FACTORS

General Risks:

Indemnifications - In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnification. The Company’s maximum exposure under these arrangements is unknown because it involves future potential claims against the Company, which cannot be predicted with any certainty.

Leverage Risk – Various forms of leverage are used in the investment strategy of the Company. While leverage presents opportunities for increasing the total return on investments, it has the effect of potentially increasing losses as well. Accordingly, any event which adversely affects the value of an investment could be magnified to the extent leverage is utilized. The cumulative effect of the use of leverage with respect to any investments in a market that moves adversely to such investments could result in a substantial loss that would be greater than if the investment were not leveraged.

Investment Risks:

The Company will invest in credit-related assets and, as a result, will be subject to various risks including those described below. The Company’s investments are expected to be primarily below “investment grade” and, therefore, generally will be subject to greater risks than investment grade corporate obligations.

Credit Risk - “Credit risk” refers to the likelihood that an issuer will default in the payment of principal and/or interest on a security or other instrument. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument, and debt instruments that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such instrument.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Interest Rate and Extension Risks - “Interest rate risk” refers to the risks associated with market changes in interest rates. General interest rate fluctuations may have a substantial negative impact on the Company’s investments and investment opportunities and accordingly may have a material adverse effect on the Company’s investment objectives and the rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to utilize leverage in making investments. Interest rate changes may affect the value of a debt instrument indirectly (especially in the case of fixed rate obligations) or directly (especially in the case of instruments whose rates are adjustable). In general, rising interest rates will negatively impact the price of a fixed rate debt instrument and falling interest rates will have a positive effect on price. Interest rate sensitivity generally is more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. Adjustable rate instruments also react to interest rate changes in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including the index chosen, frequency of reset and reset caps or floors, among other factors).

The Company is not restricted to any maximum or minimum time to maturity in purchasing individual investments, and the average maturity of the Company’s assets will vary. Fixed rate debt with longer maturities, which tend to produce higher yields, is subject to potentially greater capital appreciation and depreciation than fixed rate debt with shorter maturities. During periods of rising interest rates, the average life of certain fixed rate debt is extended because of slower than expected principal payments. This may lock in a below-market interest rate and extend the duration of such fixed rate debt making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, such fixed rate debt may exhibit additional volatility and additional loss in value. This is known as “extension risk.”

Default Risk - Certain debt instruments purchased by the Company may become nonperforming and possibly in default. Furthermore, the obligor or relevant guarantor may also enter into bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments, if any, with respect to such instruments. The Company generally will not attempt to minimize defaults or hedge default risk.

Concentration Risk - Concentration of the Company’s assets in an issuer, industry or sector may present certain risks. To the extent that the Company assumes large positions in the securities of a small number of issuers, the Company’s Members’ capital value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. At December 31, 2019, the Company’s portfolio of $259.5 million (at fair value) consisted of 22 portfolio companies and was invested in senior secured loans. The Company’s largest portfolio company investment by fair value was approximately $23.1 million. At December 31, 2019, our top three industry concentrations at fair value consisted of Containers & Packaging (16.10%), Insurance (10.24%) and Paper & Forest Products (10.13%).

Prepayment and Refinancing Risks - The Company’s debt investments may be subject to early redemption features, refinancing options, prepayment options or similar provisions which, in each case, could result in the repayment of the principal on an obligation held by the Company earlier than expected. This may happen, for example, when there is a decline in interest rates or when the performance of the issuer of a debt instrument allows the refinancing of such debt with lower cost of debt. The frequency at which prepayments (including voluntary prepayments by the obligors and liquidations due to defaults and foreclosures) occur on the Company’s investments will be affected by a variety of factors including the prevailing level of interest rates as well as economic, demographic, tax, social, legal and other factors. In general, "premium" securities or other financial instruments (i.e., securities or other financial instruments whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

"discount" securities or other financial instruments (i.e., securities or other financial instruments whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Certain of the Company’s investments are expected to be discount securities or other financial instruments when interest rates are high and premium securities or other financial instruments when interest rates are low and, as a result, may be adversely affected by changes in prepayments in any interest rate environment.

The yield to maturity and market value of the Company’s debt investments may be affected, to varying degrees, by the rate of prepayments of the obligations held by the Company. The adverse effects of prepayments may impact the Company's portfolio in two ways. First, particular investments may experience outright losses in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to hedges, if any, that the Company may have constructed for these investments, resulting in a loss to the Company's overall portfolio. In particular, prepayments (at par) may limit the potential upside of the Company’s investments to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.

As a result, early repayments of the Company’s debt investments may adversely affect the Company’s investment objectives and the profits on invested capital. In addition, the potential impact of prepayment features on the price of a debt security can be difficult to predict and result in greater volatility.

Counterparty Risk - Many of the markets in which the Company effects its transactions are “over-the-counter” or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bonafide) or because of a credit or liquidity problem, thus causing the Company to suffer a loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The ability of the Company to transact business with any one or number of counterparties, the lack of any meaningful and independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Company.

BCIC SENIOR LOAN PARTNERS, LLC AND SUBSIDIARIES
(a Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

8.	Financial highlights

The net investment income and expense ratios were calculated for all Members taken as a whole. The computation of such ratios based on the amount of net investment income and expenses allocated to an individual Member’s capital account may vary from these ratios based on the timing of the capital transactions and different expense arrangements.

RATIOS TO AVERAGE MONTHLY MEMBERS' CAPITAL (1):	Members
Net investment income (loss)	11.57%
Total expenses before interest expense	0.71%
Interest expense	9.96%
Total expenses	10.67%
Total return(2)	5.30%

(1) The ratios of net investment income and expenses to average monthly Members’ capital represent the net investment          income and expenses for the year allocated to the Members, as reported on the Consolidated Statement of Operations, to average monthly Members’ capital.

(2) Total return ratio is calculated by using the net increase in members’ capital resulting from operations divided by the average monthly members’ capital during the period.

9.	SUBSEQUENT EVENTS

The Company has evaluated the impact of all subsequent events on the Company through the date that these consolidated financial statements were available to be issued, and has determined that there were no subsequent events requiring accrual or additional disclosure in these Notes to Consolidated Financial Statements.